Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, August 7, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from July 31 to August 4, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
31/07/2023	378,322	55.081442	20,838,521.30	XPAR
31/07/2023	90,000	55.088566	4,957,970.94	CEUX
31/07/2023	20,000	55.089312	1,101,786.24	TQEX
31/07/2023	20,000	55.085116	1,101,702.32	AQEU
01/08/2023	394,744	55.266240	21,816,016.64	XPAR
01/08/2023	90,000	55.263939	4,973,754.51	CEUX
01/08/2023	20,000	55.260928	1,105,218.56	TQEX
01/08/2023	20,000	55.249452	1,104,989.04	AQEU
02/08/2023	404,681	54.085694	21,887,452.73	XPAR
02/08/2023	100,000	54.086707	5,408,670.70	CEUX
02/08/2023	25,000	54.081776	1,352,044.40	TQEX
02/08/2023	25,000	54.071390	1,351,784.75	AQEU
03/08/2023	395,187	53.494007	21,140,136.14	XPAR
03/08/2023	100,000	53.497174	5,349,717.40	CEUX
03/08/2023	30,000	53.497457	1,604,923.71	TQEX
03/08/2023	30,000	53.506490	1,605,194.70	AQEU
04/08/2023	395,849	55.015392	21,777,787.91	XPAR
04/08/2023	98,000	55.016200	5,391,587.60	CEUX
04/08/2023	24,000	55.007695	1,320,184.68	TQEX
04/08/2023	22,000	55.017518	1,210,385.40	AQEU
Total	2,682,783	54.570135	146,399,829.67

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).